Exhibit 99.20

PRESS RELEASE	May 1, 2020

Largo Resources Announces Expiration of its Vanadium Off-take Agreement and Commences Full Commercial Control of its Own Vanadium Production

•                  Strategic sales and marketing transition proven successful: Over 85% committed on guided annual sales for 2020

•                  Sales and trading team fully operational out of its two commercial offices in Dublin, Ireland and Washington DC, USA

•                  The Company announced the launch of VPURE™ and VPURE+™, newly developed brands for the Company’s vanadium products in January 2020

TORONTO — Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORF) announces that in accordance with its notice given on August 20, 2019, the Company’s off-take agreement with Glencore International AG has expired effective April 30, 2020.

Paulo Misk, President and Chief Executive Officer for Largo, stated: “Largo continues to remain one of the lowest-cost vanadium producers in the world with an established industry reputation for its high-quality vanadium products. Following the expiration of its off-take agreement, the Company’s sales and trading team is fully dedicated to the promotion and sales of Largo’s products. We have assembled a very strong commercial team at Largo who have committed approximately 85% of the Company’s annual guided sales for 2020. We expect the balance of production will be sold in the spot market and be used to build safety stocks in strategic regional hubs.”

He continued: “The Maracás Menchen Mine has a proven track record of premium product quality and operational stability, which allows the Company to provide its customers with a reliable source of vanadium pentoxide for the global steel and high purity markets. We believe this transition will be very beneficial economically and strategically for Largo and marks a transformative moment in the Company’s history. We look forward to maximizing value for all of our shareholders as the industry preferred producer and supplier of vanadium.”

He concluded: “We would like to thank Glencore for its support over the past six years. Their off-take agreement was helpful in obtaining debt funding for the project construction and allowed Largo Resources to evolve from a highly leveraged start-up Company to one of the world’s largest and most competitive producers of vanadium with a strong financial position. Our Company today becomes an even more important player in the global vanadium industry due to its commercial independence.”

About Largo Resources

Largo Resources is an industry preferred producer and supplier of vanadium. Largo’s VPURE™ and VPURE+™ products are sourced from one of the world’s highest-grade vanadium deposits at the Maracás Menchen Mine located in Brazil. The Company’s common shares are principally listed on the Toronto Stock Exchange under the symbol “LGO”. For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For further information, please contact:

Alex Guthrie
Manager, Investor Relations and Communications
info@largoresources.com
Tel: +1 416-861-9797

Neither the Toronto Stock Exchange (nor its regulatory service provider) accepts responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered “financial outlook” for the purposes of application Canadian securities legislation (“forward-looking statements”). Forward-looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; and the extent and overall impact of the COVID-19 pandemic in Brazil and globally. Forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on SEDAR from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo’s annual and interim MD&As which also apply.